UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Merus n.v.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Maria E. Pasquale

Executive Vice President and General Counsel

Incyte Corporation

1801 Augustine Cut-Off,

Wilmington, Delaware 19803

(302) 498-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N5749R100

1.	Names of Reporting Persons Incyte Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the percentage of outstanding shares is based on 29,088,670 Common Shares (defined below) outstanding as of October 30, 2020 as disclosed by the Issuer (defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2020 (the “10-Q”).

Introduction

This statement on Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G filed on January 23, 2017 by Incyte Corporation, a Delaware corporation ( “Incyte”), and is being filed in connection with the matters described in Item 4 hereof.

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, nominal value €0.09 per share (the “Common Shares”), of Merus N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Issuer”). The address of the principal executive offices of the Issuer is Yalelaan 62, 3584 CM Utrecht, the Netherlands.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Incyte.

(b) The address of the principal office of Incyte is 1801 Augustine Cut-Off, Wilmington, Delaware 19803. The address of the principal office of each director and executive officer of Incyte is set forth on Schedule A.

(c) Incyte is a biopharmaceutical company focused on the discovery, development and commercialization of proprietary therapeutics. The executive officers and directors of Incyte and their principal occupations are set forth on Schedule A. The individuals whose names are set forth on Schedule A expressly disclaim beneficial ownership of the Common Shares reported herein for purposes of Section 13(d) of the Act and the rules promulgated thereunder.

(d) During the last five years, neither Incyte nor any person listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Incyte nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Incyte is a Delaware corporation. The citizenship of the executive officers and directors of Incyte is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the Collaboration (defined below), Incyte and the Issuer entered into a Share Subscription Agreement, dated as of December 20, 2016 (the “Subscription Agreement”). Pursuant to the Subscription Agreement, on January 23, 2017, Incyte purchased an aggregate of 3,200,000 Common Shares at a purchase price of $25.00 per Common Share for an aggregate purchase price of $80,000,000. Incyte purchased such Common Shares with available working capital.

Item 4. Purpose of Transaction

On December 20, 2016, Incyte and the Issuer entered into a Collaboration and License Agreement (the “Collaboration Agreement”), pursuant to which Incyte and the Issuer agreed to collaborate with respect to the research, discovery and development of up to 11 bispecific or monospecific antibodies utilizing the Issuer’s proprietary Biclonics® technology platform (the “Collaboration”). In exchange for the rights granted under the Collaboration Agreement, Incyte made an upfront non-refundable payment of $120 million to the Issuer.

In connection with the Collaboration and scientific, regulatory, commercial and financial developments resulting therefrom, representatives of Incyte may engage in discussions from time to time with the Issuer regarding the Collaboration, such developments and various other matters. Such other matters include and may in the future include, among other things, the Issuer’s business, strategy, management, governance, operations, research and development activities, technology platform, intellectual property, product candidates, relationships and correspondence with regulators, prospects and one or more potential transactions (including, among other things, one or more potential modifications to the Collaboration, one or more potential research, development, commercialization and/or marketing collaborations involving Incyte and the Issuer and/or one or more of its subsidiaries, and/or one or more potential acquisition transactions involving the Issuer and/or its subsidiaries and/or certain of its or their respective securities and/or tangible or intangible assets, such as businesses, research and development assets, technology platforms and/or intellectual property rights). Incyte may develop plans or proposals relating to the foregoing matters.

In addition, Incyte evaluates its investment in the Issuer and arrangements with the Issuer on an ongoing basis. Depending on various factors, including, among other things, the nature and outcome of any discussions referred to above, the Issuer’s business, financial position, results of operation, strategy or prospects or any strategic alternatives or transactions, price levels of one or more securities of the Issuer, other investment opportunities available to Incyte, and general economic, industrial, commercial and regulatory conditions, Incyte may acquire or seek to acquire additional Common Shares (or securities exercisable for or convertible or exchangeable into Common Shares) in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of at any time all or a portion of the Common Shares (or any such securities) now beneficially owned or hereafter acquired by Incyte. Incyte may develop plans or proposals relating to the Issuer and/or its subsidiaries which may involve the amendment or modification of agreements between Incyte and its subsidiaries and the Issuer and its subsidiaries; the entry into new agreements between or among any such parties; the formation of research, development, commercialization or marketing collaborations or joint ventures, partnerships, investments, acquisitions, divestitures, licenses or other transactions by, with or from the Issuer and/or its subsidiaries (or by, with or from one or more third parties with respect to the Issuer and/or its subsidiaries); sales or purchases of the securities or tangible or intangible assets of the Issuer and/or its subsidiaries; merger, reorganization, liquidation, consolidation or other change of control transactions involving the Issuer and/or its subsidiaries; changes in the operations or management of the Issuer and/or its subsidiaries; and other changes in the Issuer’s business or corporate structure.

Incyte and its representatives may, from time to time, engage in discussions with the Issuer and its representatives, other current or prospective holders of Common Shares, existing or potential strategic partners or competitors, investment and financing professionals, investors (including investors or representatives of investors serving on the Incyte Board of Directors), scientists, physicians, customers, patients and governmental entities regarding any or all of the foregoing matters, as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. Incyte may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements, and may consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters, as well as pursue other plans or proposals that relate to, or could result in, any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. Incyte may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, agreements and/or initiatives, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions, agreements and/or initiatives. Incyte reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

One of the directors of Incyte, Julian C. Baker, may be deemed to beneficially own Common Shares in his capacity as a Managing Partner of Baker Bros. Advisors (GP) LLC, the general partner of Baker Bros. Advisors LP (“Baker Bros.”). The Common Shares reported by Incyte in this Schedule 13D do not include the Common Shares beneficially owned by Baker Bros., which has filed a Schedule 13G (including amendments thereto) reporting its beneficial ownership of such Common Shares. Incyte assumes no responsibility for the information contained in any Schedule 13G (including amendments thereto) filed by Baker Bros., and expressly disclaims beneficial ownership with respect to any Common Shares beneficially owned by Baker Bros.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date that this Schedule 13D is filed, Incyte directly holds 3,200,000 Common Shares, representing 11.0% of the issued and outstanding Common Shares based on a total of 29,088,670 Common Shares issued and outstanding as of September 30, 2020 as reported by the Issuer in the 10-Q.

(b) Power to Vote and Dispose. Incyte has sole voting and dispositive power over the 3,200,000 Common Shares reported herein.

(c) Transactions within the past 60 days. None.

(d) Certain Rights of Other Persons. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

Pursuant to the Subscription Agreement, the Issuer agreed to register for resale the Common Shares purchased by Incyte. On June 1, 2017, the Issuer filed a registration statement on Form F-3, which was replaced by a registration statement on Form F-3 filed on August 21, 2019, effecting such registration (the “Registration Statement”). Under the terms of the Subscription Agreement, the Issuer will use reasonable best efforts to keep the Registration Statement effective until the earlier of (1) the date on which Incyte has sold all Common Shares held by it pursuant to an effective registration statement or in compliance with Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), (2) such time when the Common Shares held by Incyte could, in the opinion of counsel satisfactory to the Issuer, be sold by Incyte in a single transaction under the terms of the Subscription Agreement and the volume and manner of sale limitations under Rule 144 of the Securities Act and (3) such time as the Registration Statement has been effective for 42 months following the Lock-Up Expiration Date (as defined in the Subscription Agreement), regardless of whether such months are consecutive.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed by incorporation by reference as Exhibit 1 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Subscription Agreement, dated as of December 20, 2016, by and between the Issuer and Incyte (incorporated by reference to Exhibit 4.13 to the Form 20-F filed by the Issuer on April 28, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2020

Incyte Corporation

/s/ Maria E. Pasquale
By:	Maria E. Pasquale
Its:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit 1	Share Subscription Agreement, dated as of December 20, 2016, by and between the Issuer and Incyte (incorporated by reference to Exhibit 4.13 to the Form 20-F filed by the Issuer on April 28, 2017).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

Incyte CORPORATION

Name / Address of Principal Office	Director/Executive Officer	Present Principal Occupation and Employment	Citizenship
Hervé Hoppenot	Chairman of the Board; President and Chief Executive Officer	President and Chief Executive Officer of Incyte Corporation.	France and United States of America
Julian C. Baker	Director	Managing Partner and Founder of Baker Brothers Investments.	United States of America
Jean-Jacques Bienaimé	Director	Chief Executive Officer and Chairman of the Board of Directors of BioMarin Pharmaceutical, Inc.	United States of America
Paul J. Clancy	Director	Executive Vice President and Chief Financial Officer of Alexion Pharmaceuticals, Inc., a biopharmaceutical company – Retired.	United States of America
Wendy L. Dixon	Director	Chief Marketing Officer and President, Global Marketing of Bristol Myers Squibb Company – Retired.	United States of America and United Kingdom
Jacqualyn A. Fouse	Director	Chief Executive Officer of Agios Pharmaceuticals, Inc., a biopharmaceutical company.	United States of America
Paul A. Friedman	Director	Chief Executive Officer and Chairman of the Board of Directors of Madrigal Pharmaceuticals, Inc., a biopharmaceutical company.	United States of America
Edmund P. Harrigan	Director	Senior Vice President of Worldwide Safety and Regulatory for Pfizer Inc. – Retired.	United States of America
Katherine A. High	Director	President of Spark Therapeutics, Inc., a gene therapy company – Retired.	United States of America
Dashyant Dhanak, PhD	Executive Vice President and Chief Scientific Officer	Executive Vice President and Chief Scientific Officer of Incyte Corporation.	United States of America and United Kingdom
Christiana Stamoulis	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Incyte Corporation.	Greece and United States of America
Steven H. Stein, MD	Executive Vice President and Chief Medical Officer	Executive Vice President and Chief Medical Officer of Incyte Corporation.	United States of America
Vijay Iyengar, MD	Executive Vice President, Global Strategy and Corporate Development	Executive Vice President, Global Strategy and Corporate Development of Incyte Corporation.	United States of America
Maria E. Pasquale	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Incyte Corporation.	United States of America
Jonathan E. Dickinson	Executive Vice President and General Manager, Europe	Executive Vice President and General Manager, Europe of Incyte Corporation.	United Kingdom
Barry P. Flannelly, PharmD, MBA	Executive Vice President and General Manager, North America	Executive Vice President and General Manager, North America of Incyte Corporation.	United States of America
Michael Morrissey	Executive Vice President and Head of Global Technical Operations	Executive Vice President and Head of Global Technical Operations of Incyte Corporation.	Ireland and United Kingdom
Paula J. Swain	Executive Vice President, Human Resources	Executive Vice President, Human Resources of Incyte Corporation.	United States of America
Wenqing Yao, PhD	Executive Vice President, Discovery Chemistry	Executive Vice President, Discovery Chemistry of Incyte Corporation.	United States of America